ex. 99.1

Canopy Growth Corporation Reports Fourth Quarter and Fiscal Year 2018 Financial Results: Driving Readiness for the Canadian Recreational Cannabis Market

Total licensed footprint exceeding 2.4 million sq. ft.; 200,000 clones prepared and shipped from Ontario to jump start cultivation in million sq. ft. greenhouses in British Columbia;

Inventory of approximately 15,700 kilograms of dry cannabis, 7,000 litres of cannabis oils and 360 kilograms of softgel capsules at quarter end;

Secured deep channels into Canadian recreational market; multi-year supply agreements, with commitments totaling over 25,000 kg per year, with 5 provinces and territories announced to date; secured private "brick & mortar" and online cannabis retail licenses in Manitoba, Newfoundland & Labrador and Saskatchewan;

Annual and fourth quarter revenue of $77.9 million and $22.8 million, representing year over year increase of 95% and 56%, respectively;

Record Germany quarterly sales of $2.3 million;

Approximately $323 million cash on hand at year end to fund domestic and global expansion.

SMITHS FALLS, ON, June 27, 2018 /CNW/ - Canopy Growth Corporation (TSX: WEED) (NYSE: CGC) ("Canopy Growth" or "the Company") today released its consolidated financial results for the fourth quarter and fiscal year ended March 31, 2018. All financial information in this press release is reported in Canadian dollars, unless otherwise indicated.

"With the recent launch of our Spectrum Softgels, strong sales in Canada and Germany and the expansion of our global footprint into Africa and further into Europe and Australia, we continue to drive our global leadership position in medical cannabis forward," said Bruce Linton, Chairman & Chief Executive Officer. "The efforts of Canopy Growth and Canopy Health Innovations to develop a range of patented, insurance coverage eligible cannabis-based medicines took a critical step forward with the recent receipt of approval to conduct its first in a planned series of clinical trials. Believing that combining Canopy Health's growing intellectual property portfolio with our production and advanced manufacturing platform will speed time to market of disruptive medicines, we made the decision to pursue full ownership of Canopy Health Innovations."

Added Linton, "For many months, provincial and territorial agencies have thoroughly evaluated our business, including our product inventory, operational capabilities, IT systems as well as our cannabis retail and education programs. Being the only company selected by all provinces and territories with announced supply and retail partners, speaks to our readiness for the adult recreational cannabis market that is expected to open in less than three months."

Concluded Linton, "Inventories on hand today, which will be used to fill a nationwide sales channel that does not yet exist, will determine early market share. Producing sites and distribution capability in place today, not next year or the year after, will keep the channel full, build consumer affinity and maintain market share. With the largest inventory and capacity today, Canopy Growth is uniquely positioned to go beyond our current commitments to provincial agencies and cannabis retailers in order to successfully open the regulated recreational cannabis market in Canada as a producer of choice nationwide."

As Canopy Growth continues to grow and evolve its global management team, the Company is pleased to announce that Mark Zekulin, current President, has taken on the role of President and Co-CEO. Mark has been with Canopy Growth since its inception and in the role of President has overseen all Company operations and execution, with the exception of Finance and IT. The addition of the Co-CEO title reflects Mark's current integration in the strategic operation of the Company, formalizing the current structure of the organization. Mark will continue to report to Bruce Linton, Chairman and CEO, who oversees the Company's global strategy and execution, as well as capital markets. Tim Saunders, EVP and CFO will continue in his current role reporting to Mr. Linton.

Investment for the Canadian Recreational Cannabis Market

The Company continues to invest significant effort, capital and resources in activities and programs to prepare the Company to participate in and lead the Canadian recreational cannabis market. These investments cover the Company's entire business operations including production, fulfillment, marketing, sales and general administration. With the passing of Bill C-45 ("The Cannabis Act") on June 19, 2018 and the roll out of the recreational market on October 17, 2018, Management believes the prudent investments made in the fourth quarter and to date by the Company will foster strong demand for the Company's products in the Canadian recreational cannabis market and prepare the Company to supply very large quantities of cannabis and generate significantly greater revenues beginning in the second quarter of fiscal 2019.

The Company continues to invest in the development of marketing and branding programs, the development of new or expected product SKUs, the development of recreational product packaging, building the Company's business to business sales functions, the development of cannabis retail and education programs as well as the ongoing investment in information technology. The Company made investments in capacity early in order to position itself as an early leader in terms of cannabis and cannabis oil production. Investments have been made in product development capabilities in the Company's Dealer's Licence Area for phase two of legalization, which may include ingestibles.

Beginning in the third quarter and through the fourth quarter of fiscal 2018, the Company began implementing a series of changes to its operations, primarily at its facility in Smiths Falls, Ontario, to better prepare the Company to become a trusted supplier to the Canadian recreational market.  These changes included:

•	The re-purposing of 4 of the 24 flower rooms to provide additional mother/clone rooms for the purpose of cultivating 200,000 clones that helped plant over 1.7 million sq. ft of greenhouses in British Columbia and Quebec in the fourth quarter of fiscal 2018 and in the first quarter of fiscal 2019; and
•	The re-purposing of an additional 3 flower rooms to build a large footprint pre-pack room that will help the Company ready a significant amount of product for shipment to provincial and territorial agencies beginning in the second quarter of fiscal 2019.

These operational changes, which decreased the amount of cannabis that the Company harvested, combined with higher overheads in the fourth quarter of fiscal 2018, led to decreased gross margins in the fourth quarter of fiscal 2018.

Management Preamble

The Company will no longer report on the weighted average cost per gram metric. There are three reasons for this. First, a gram is a measurement of the weight of the plant only. Management believes it will be more meaningful in the future to consider milligrams of THC or CBD cannabinoids representing ingredients to new, evolving product formats as they are introduced beyond the traditional cannabis flower, including oils and capsules. Second, management believes other key performance indicators will evolve as the legal recreational and retail market takes hold in Canada. Lastly, there is no industry standard for cost per gram components or classification to draw a meaningful comparison.

Fourth Quarter 2018 Highlights

	Q4 2018	Q3 2018	% Change	Q4 2017	% Change
Active registered patients	74,000	69,000	7%	55,000	35%
Kilograms and kilogram equivalents sold	2,528	2,330	8%	1,740	45%
Kilograms harvested	4,811	7,961	-40%	1,980	143%
Inventory & Biological Assets (millions)	$118	$108	9%	$61	93%

Revenues (millions)	$22.8	$21.7	5%	$14.7	55%
Average selling price per gram	$8.43	$8.30	2%	$8.03	5%
Cash and Cash Equivalents (millions)	$323	$238	36%	$93	247%

•	Fourth quarter revenue was $22.8 million, a 55% increase over the fourth quarter ended March 31, 2017 when revenue totaled $14.7 million
•	Sold a record 2,528 kilograms and kilogram equivalents at an average sales price of $8.43 per gram, representing an increase of 45% and 5%, respectively over fourth quarter fiscal 2017
•	Oil sales, including softgel capsules, accounted for 23% of fourth quarter product revenue compared to 23% in the prior year period. Oil sales in the fourth quarter accounted for 2,152 litres (or approximately 268 kilogram equivalents) of the total kilogram and kilogram equivalents sold compared to 250 litres (or then approximately 250 kilogram equivalents) of the total kilogram and kilogram equivalents sold in the comparison period last year
•	The Company entered a supply Memorandum of Understanding ("MOU") with the Province of Prince Edward Island to allocate a minimum supply of 1,000 kg of high-quality cannabis for the first year. The two-year supply agreement will renew for a third-year upon mutual agreement of the Company and Province; At the time in the fourth quarter, the MOU was the fourth supply-related commitment entered into by the Company (joining commitments signed in prior quarters with Newfoundland & Labrador, New Brunswick, and Quebec.)
•	Net earnings attributable to shareholders of Canopy Growth amounted to a loss of $61.5 million, or $0.31 per basic share
•	Inventory of 15,726 kilograms of dry cannabis, 6,969 litres of cannabis oil and 356 kilograms of softgel capsules at quarter end, inventories are continuing to be scaled to meet management's expectation of market demands, including the legalized recreational market commencing in October 2018
•	BC Tweed Aldergrove received its cultivation license for a portion of the facility, less than 75 days after facility retrofit began

Fiscal Year 2018 Highlights

	FY 2018	FY 2017	% Change
Kilograms and kilogram equivalents sold	8,708	5,139	70%
Kilograms harvested	22,513	10,837	107%

Revenues (millions)	$77.90	$39.9	95%
Average selling price per gram	$8.24	$7.40	11%

•	Fiscal year 2018 revenue was $77.9 million, a 95% increase over the prior year when revenue totaled $39.9 million
•	Sold 8,708 kilograms and kilogram equivalents at an average sales price of $8.24 per gram, representing an increase of 70% and 11%, respectively over fiscal 2017
•	Net earnings attributable to shareholders of Canopy Growth Corporation in the fiscal year 2018 amounted to a loss of $70.4 million, or $0.40 per basic share

Subsequent to Fiscal Year 2018

•	Listed common shares of the Company on the New York Stock Exchange, under the symbol CGC
•	Received new or expanded cultivation licenses at BC Tweed Aldergrove, BC Tweed Delta, Vert Mirabel and Tweed Farms, bringing the total Canadian licensed footprint to over 2.4 million sq. ft. with another 3.2 million sq. ft. of expansion underway in Canada
•	Company announced agreements to acquire, subject to certain conditions, the remaining shares of BC Tweed Joint Venture Inc. and Canopy Health Innovations Inc. not currently owned by the Company
•	Completed a three-year conditional supply agreement with the Société des alcools du Québec ("SAQ") for 12,000 kgs of cannabis products
•	The Company was selected by the Saskatchewan Liquor and Gaming Authority (SLGA) to apply for five cannabis retail permits and operate an online store serving the entire province
•	Canopy Health has received written notice from Health Canada to proceed with Phase IIb "in-human" clinical trials to evaluate the use of medical cannabis in the treatment of insomnia.
•	The Company closed the acquisition of Annabis Medical s.r.o ("Annabis Medical"). Pursuant to federal licenses, Annabis Medical currently imports and distributes cannabis products through the Czech Republic's legal pharmacy channel.
•	The Company closed the issuance of 4.25% convertible notes amounting to $600 million in gross proceeds, including exercise of an overallotment by the initial purchasers, in a transaction led by Cowen and Company, LLC and BMO Nesbitt Burns Inc. acting as joint bookrunning managers and Eight Capital and Bryan, Garnier & Co. acting as co-managers for this offering. The initial conversion price represented a premium of approximately 25% relative to the last reported closing sale price of the Company common shares on the TSX on June 14, 2018. The transaction was significantly over-subscribed and included the participation by Greenstar Canada Investment Limited Partnership, an affiliate of Constellation Brands, Inc. or $200 million, and the remainder of the offering was widely allocated to institutions, primarily in the United States, Europe, as well as Canada.

Fourth Quarter and Fiscal Year 2018 Revenue Review

Revenue for the fourth quarter fiscal 2018 was a record $22.8 million, representing an increase of 55% over the prior year's quarter in which revenue was $14.7 million. In the three months ended March 31, 2018 and 2017, oils, including the Company's Softgel capsules, accounted for 23% and 23%, respectively, of the product revenue for each period.

Revenue in the fiscal year ended March 31, 2018 totaled $77.9 million representing an increase of 95% over revenue of $39.9 million in the same period last year.

Fourth Quarter and Fiscal Year 2018 Product Sales Review

During the fourth quarter of fiscal 2018, Canopy Growth sold 2,528 kilograms and kilogram equivalents at an average price of $8.43 per gram, up from 1,740 kilograms and kilogram equivalents at an average price of $8.03 per gram during the prior year period. The higher average price was due to changes in the mix of product sold and increasing sales in Germany by wholly-owned subsidiary Spektrum Cannabis GmbH ("Spektrum Cannabis").

Oil sales, including gel caps, accounted for 23% of fourth quarter product revenue (reported revenue net of merchandise revenue, clinic revenue and shipping fees). Oil sales in the fourth quarter accounted for 2,152 litres (or approximately 268 kilogram equivalents) of the kilogram and kilogram equivalents sold. Spektrum Cannabis sold 175 kilograms in Germany, all sourced from Canadian domestic production, at an average price of $13.35 per gram.

In fiscal year 2018, the Company sold 8,708 kilograms and kilogram equivalents at an average price of $8.24 per gram compared to 5,139 kilograms at an average price of $7.40 per gram in the fiscal year ended March 31, 2017, representing an increase of 70% and 11%, respectively.

Fourth Quarter and Fiscal Year 2018 Gross Margin Summary1

The cost of sales includes the impact of cash operating costs of subsidiaries not yet cultivating or selling cannabis, such as BC Tweed and Vert Mirabel and higher overheads incurred while preparing operations for the legalization of recreational cannabis. Excluding the costs associated with non-cultivating subsidiaries totaling $5.9 million, the gross margin before the fair value impacts in cost of sales and other inventory charges would have been $14.4 million or 63% of sales.

The fourth quarter fiscal 2018 gross margin including the costs of operating the non-cultivating subsidiaries but before the fair value effects of the IFRS accounting for biological assets and inventory and other inventory charges was $8.5 million or 37% of sales, as compared to $9.1 million or 62% of sales in the fourth quarter of last year.

The fiscal year fiscal 2018 gross margin before the fair value effects of the IFRS accounting for biological assets and inventory and other inventory charges was $40.2 million or 52% of sales, as compared to $24.6 million or 62% of sales last year. The lower gross margin percentage was due primarily to the impact of cash operating costs of subsidiaries not yet cultivating or selling cannabis. Excluding the costs associated with non-cultivating subsidiaries totaling $11.4 million, the gross margin before the fair value impacts in cost of sales and other inventory charges would have been $51.6 million or 66% of sales.

Fourth Quarter and Fiscal Year 2018 Operating Expense Summary

Management believes the ongoing investment in building the Company's significant and diversified production platform, medical and recreational sales and customer support capabilities, world-leading brands, unparalleled international reach, and partnerships, all of which directly impacted profitability during the current period, is a prudent long-term investment to strengthen the Company's global leadership position heading into the next fiscal year. As a result, both sales and marketing and general and administrative expenses were up significantly relative to the same periods last year for the purpose of being ready for the recreation market while currently still operating in a medical market in the fourth quarter and through the first half of fiscal 2019.

Sales and marketing expenses in the fourth quarter fiscal 2018 were $14.8 million, or 65% of revenue. In comparison, Sales and marketing expenses were $4.1 million, or 28% of revenue in the same period last year.

Sales and marketing expenses in the fiscal year 2018 were $38.2 million, or 49% of revenue. In comparison, Sales and marketing expenses were $13.0 million, or 33% of revenue in the same period last year.

General and Administrative ("G&A") expenses in the fourth quarter fiscal 2018 were $16.9 million, or 74% of revenue. In comparison, G&A expenses were $5.9 million, 40% of revenue, in the three months ended March 31, 2017. The G&A expenses include higher legal and professional services fees related to investments in governance, expanded operations and supporting business development as well as expanding the Company's information technology capability. G&A expenses also included higher employee compensation costs due to increased staff levels, necessary use of consultants and advisory services while expanding and commercializing the Company's operations, compliance costs associated with meeting Health Canada requirements, as well as other public company compliance related expenses including related professional fees.

General and Administrative ("G&A") expenses in the fiscal year 2018 were $43.8 million, or 56% of revenue. In comparison, G&A expenses were $16.9 million, 42% of revenue, in the prior year period.

Fourth Quarter and Fiscal Year 2018 Adjusted EBITDA Summary (Non-GAAP measure)2

Adjusted EBITDA in the fourth quarter fiscal 2018 amounted to a loss of $22.9 million compared to a loss of $0.1 million in the same period last year.

Adjusted EBITDA in the 2018 fiscal year amounted to a loss of $41.2 million compared to a loss of $4.7 million in the same period last year.

The Adjusted EBITDA is reconciled and explained in the Management's Discussion & Analysis under "Adjusted EBITDA (Non-GAAP Measure)" a copy of which will be filed on SEDAR after financial markets close today. The Adjusted EBITDA is reconciled in a table elsewhere in this press release.

Fourth Quarter and Fiscal Year 2018 Earnings Summary

Net loss attributable to shareholders of Canopy Growth Corporation in the fiscal year 2018 amounted to a loss of $70.4 million, or $0.40 per basic and diluted share, including the net fair value effects of the IFRS accounting for biological assets and inventory and other inventory charges which combined to a gain of $34.0 million and net other income of $31.2 million primarily consisting of fair value changes in financial assets of $78.2 million offset by an impairment loss of $28 million related to the settlement agreement reached with Bedrocan International BV as announced on June 11, 2018, and other non-cash fair value increases on BC Tweed and Vert Mirabel put liabilities of $21 million, and non-cash share-based compensation expense and depreciation together amounting to $71.7 million. In the comparative period last year, the net loss attributable to shareholders of Canopy Growth Corporation amounted to $7.5 million, or $0.06 per basic and diluted share including the net fair value effects of the IFRS accounting for biological assets and inventory and other inventory charges which combined to a gain of $14.1 million.

Net loss attributable to shareholders of Canopy Growth Corporation in the fourth quarter of 2018 amounted to a loss of $61.5 million, or $0.31 per basic and diluted share, including the net fair value effects of the IFRS accounting for biological assets and inventory and other inventory charges which combined to an expense of $1.3 million and net other expense of $10.1 million primarily consisting of fair value changes in financial assets of $46.2 million more than offset by an impairment loss of $28 million related to the settlement agreement reached with Bedrocan International BV, fair value increases on BC Tweed and Vert Mirabel put liabilities of $21 million, and a partner sharing expense of $5 million related to the BC Tweed partners, and non-cash share-based compensation expense and depreciation of $25.9 million. In the comparative period last year, the net loss attributable to shareholders of Canopy Growth Corporation amounted to $12.0 million, or $0.08 per basic and diluted share including the net fair value effects of the IFRS accounting for biological assets and inventory and other inventory charges which combined to an expense of $6.6 million.

Fourth Quarter and Fiscal Year 2018 Balance Sheet Highlights

At March 31, 2018, the Company's cash and cash equivalents totaled $322.6 million, representing an increase of $220.8 million from March 31, 2017.

Inventory at March 31, 2018 amounted to $101.6 million (March 31, 2017 - $46.0 million) and biological assets amounted to $16.3 million (March 31, 2017 - $14.7 million), together totaling $117.9 million (March 31, 2017 - $60.7 million). Inventories are continuing to be scaled to meet management's expectation of market demands, including the legalized recreational market expected later in calendar 2018.

At March 31, 2018, the Company held 15,726 kilograms of dry cannabis, 6,969 litres of cannabis oils, ranging from concentrated resins, or refined oil, to finished oil, and 356 kilograms of softgel capsules. Included in the dry cannabis quantities was 2,982 kilograms available for sale in the Company's online stores and 3,480 kilograms in process of finishing or awaiting approval for sale and 9,264 kilograms of extract-grade cannabis held for conversion to saleable oils and capsules.

The Consolidated Financial Statements and Management's Discussion and Analysis documents for the three and twelve months ended March 31, 2018 will be filed on SEDAR after financial markets close today and available at www.sedar.com. The basis of financial reporting in the Unaudited Condensed Interim Consolidated Financial Statements and Management's Discussion and Analysis documents is in thousands of Canadian dollars, unless otherwise indicated.

Note 1: The Gross margin before the fair value effects of the IFRS accounting for biological assets and inventory is a key operational metric that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. The definition of this term can be found in the Management's Discussion & Analysis under GROSS MARGIN, a copy of which will be filed on SEDAR after financial markets close today.

Note 2: The Adjusted EBITDA is a non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. The Adjusted EBITDA is reconciled and explained in the Management's Discussion & Analysis under "Adjusted EBITDA (Non-GAAP Measure)", a copy of which will filed on SEDAR after financial markets close today.

Webcast and Conference Call Information

The Company will host a conference call and audio webcast with Bruce Linton, CEO and Tim Saunders, CFO at 8:30 AM Eastern Time today.

Webcast Information
A live audio webcast will be available at:
https://event.on24.com/wcc/r/1771235/379B96B1D255809263227A69A167C4CB

Calling Information
Toll Free Dial-In Number: 1-888-231-8191
International Dial-In Number (647) 427-7450
Conference ID: 8166317

Replay Information
A replay of the call will be accessible by telephone until 11:59 PM ET on September 26, 2018.
Toll Free Dial-in Number: 1-855-859-2056
Replay Password: 8166317

About Canopy Growth Corporation
Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time.

Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates ten cannabis production sites with over 2.4 million square feet of production capacity, including over 500,000 square feet of GMP-certified production space. The Company has operations in nine countries across five continents. The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and through its partly owned subsidiary, Canopy Health Innovations, has devoted millions of dollars toward cutting edge, commercializable research and IP development. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector. From our historic public listing to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. For more information visit www.canopygrowth.com.

Notice Regarding Forward Looking Statements
This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Examples of such statements include statements with respect to the future market share achieved in recreational markets, product development, clinical trial work, and planned acquisition activities related to BC Tweed, and Canopy Health Innovations.  Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including risks associated with entering a new market dynamic in Canada or internationally, and such risks contained in the Company's annual information form dated June 28, 2017 and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.

CANOPY GROWTH CORPORATION
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
	March 31,	March 31,
(Expressed in CDN $000's)	2018	2017

Assets
Current assets
Cash and cash equivalents	$322,560	$101,800
Amounts receivable	21,425	5,815
Biological assets	16,348	14,725
Inventory	101,607	45,981
Prepaid expenses and other assets	19,837	4,285
	481,777	172,606

Assets classified as held for sale	-	6,180
	481,777	178,786

Property, plant and equipment	303,682	96,270
Other long-term assets	8,340	-
Investments in associates	63,106	-
Other financial assets	163,463	24,030
Intangible assets	101,526	162,263
Goodwill	314,923	241,371

	$1,436,817	$702,720

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$89,571	$15,386
Deferred revenue	900	588
Current portion of long-term debt	1,557	1,691
	92,028	17,665

Long-term debt	6,865	8,639
Deferred tax liability	33,536	35,924
Other long-term liabilities	61,150	766

	193,579	62,994

Shareholders' equity
Share capital	1,076,838	621,541
Other reserves	127,418	23,415
Accumulated other comprehensive income	46,166	16,098
Deficit	(91,649)	(21,296)

Equity attributable to Canopy Growth Corporation	1,158,773	639,758

Non-controlling interests	84,465	(32)

Total equity	1,243,238	639,726

	$1,436,817	$702,720

CANOPY GROWTH CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED MARCH 31, 2018 AND 2017
	Three months ended		year ended
	March 31,	March 31,	March 31,	March 31,
(Expressed in CDN $000's except share amounts)	2018	2017	2018	2017

Revenue	$22,806	$14,661	$77,948	$39,895

Inventory production costs expensed to cost of sales	14,289	5,603	37,790	15,293

Gross margin before the undernoted	8,517	9,058	40,158	24,602

Fair value changes in biological assets included in inventory sold and other inventory charges	19,929	9,363	66,268	34,978
Unrealized gain on changes in fair value of biological assets	(18,589)	(2,804)	(100,302)	(49,090)

Gross margin	7,177	2,499	74,192	38,714

Sales and marketing	14,751	4,110	38,203	12,960
Research and development	539	(535)	1,453	810
General and administration	16,883	5,934	43,819	16,858
Acquisition-related costs	915	5,394	3,406	7,369
Share-based compensation expense	11,923	4,701	29,631	8,046
Share-based compensation expense related to acquisition milestones	8,247	690	19,475	690
Depreciation and amortization	4,951	3,121	20,486	6,064

Operating expenses	58,209	23,415	156,473	52,797

Loss from operations	(51,032)	(20,916)	(82,281)	(14,083)

Share of loss in equity investments	(1,303)	-	(1,473)	(50)
Other income (expense)	(10,068)	5,321	31,213	3,858
Other income	(11,371)	5,321	29,740	3,808

Income before income taxes	(62,403)	(15,595)	(52,541)	(10,275)

Income tax expense (recovery)	8,042	3,566	(1,593)	2,703

Net loss	$(54,361)	$(12,029)	$(54,134)	$(7,572)

Net income (loss) attributable to:
Canopy Growth Corporation	$(61,544)	$(11,994)	$(70,353)	$(7,521)
Non-controlling interests	7,183	(35	16,219	(51)
	$(54,361)	$(12,029)	$(54,134)	$(7,572)

Earnings per share, basic and diluted
Net loss per share:	$(0.31)	$(0.08)	$(0.40)	$(0.06)
Weighted average number of outstanding common shares:	196,571,715	147,060,478	177,301,767	118,989,713

CANOPY GROWTH CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2018 AND 2017
	Three months ended		Year ended
	March 31,	March 31,	March 31,	March 31,
(Expressed in CDN $000's)	2018	2017	2018	2017
Net inflow (outflow) of cash related to the following activities:

Operating
Net loss	$(54,361)	$(12,029)	$(54,134)	$(7,572)
Adjustments for:
Depreciation of property, plant and equipment	2,365	1,425	8,725	4,146
Amortization of intangible assets	2,586	1,696	11,761	1,918
Share of loss in equity investments	1,303	-	1,473	50
Fair value changes in biological assets included in inventory sold and other inventory charges	19,929	22,646	66,268	34,978
Unrealized gain on changes in fair value of biological assets	(18,589)	(16,087)	(100,302)	(49,090)
Share-based compensation	20,928	5,696	51,177	10,043
Non-cash acquisition costs	-	1,333	-	1,333
Loss on disposal of property, plant and equipment and intangible assets	732	443	1,285	661
Other assets	79	-	(1,853)	-
Contingent consideration provision	-	(527)	-	-
Non-cash other income and expense	2,193	(5,702)	(38,779)	(5,702)
Income tax (recovery) expense	(8,042)	(3,566)	1,593	(2,703)
Increase in fair value of acquisition consideration related liabilities	-	-	-	1,193
Non-cash interest and FX impact on assets	(201)	-	(201)	-
Changes in non-cash operating working capital items	(5,833)	(11,037)	(28,519)	(16,348)

Net cash used in operating activities	(36,911)	(15,709)	(81,506)	(27,093)

Investing
Purchases and deposits of property, plant and equipment and assets in process	(89,930)	(12,691)	(176,037)	(29,391)
Purchases of intangible assets and intangibles in process	(1,099)	(141)	(2,132)	(141)
Proceeds on disposals of property and equipment	-	-	75	37
Purchases of restricted investments	-	(300)	(118)	(300)
Proceeds on assets classified as held for sale	-	-	7,000	-
Investments in associates	-	-	(26,179)	-
Investments in other financial assets	(2,062)	-	(22,439)	-
Net cash inflow (outflow) on acquisition of subsidiaries	(153)	11,976	(3,753)	11,193

Net cash used in investing activities	(93,244)	(1,156)	(223,583)	(18,602)

Financing
Proceeds from issuance of common shares and warrants	200,680	24,250	470,670	130,276
Payment of share issue costs	(8,663)	(1,246)	(10,008)	(8,066)
Proceeds from issuance of shares by Canopy Rivers, net of share issue costs of $2,448	19,763	-	54,876	-
Proceeds from exercise of stock options	3,509	3,504	11,053	6,961
Proceeds from exercise of warrants	89	-	770	126
Issuance of long-term debt	-	-	-	3,500
Increase in finance lease obligations	(317)	-	(317)	260
Repayment of long-term debt	(54)	(347)	(1,195)	(959)
Net cash provided by financing activities	215,007	26,161	525,849	132,098

Net cash inflow	84,852	9,296	220,760	86,403
Cash and cash equivalents, beginning of period	237,708	92,504	101,800	15,397

Cash and cash equivalents, end of year	$322,560	$101,800	$322,560	$101,800

CANOPY GROWTH CORPORATION
Adjusted EBITDA[1] Non-GAAP Measure	Three Months Ended		Year Ended
(In CDN$000's)	March 31, 2018	March 31, 2017	March 31, 2018	March 31, 2017
Adjusted EBITDA[1] Reconciliation
Loss from operations - as reported	$(51,032)	$(20,916)	$(82,281)	$(14,083)

IFRS non-cash accounting related to biological assets and inventory
Fair value changes in biological assets included in inventory sold and other inventory charges	19,929	9,363	66,268	34,978
Unrealized gain on changes in fair value of biological assets	(18,589)	(2,804)	(100,302)	(49,090)
	1,340	6,559	(34,034)	(14,112)

Share-based compensation expense (per statement of cash flows)	20,928	5,696	51,177	10,043
Acquisition Costs	915	5,394	3,406	7,369
Depreciation and amortization	4,951	3,121	20,486	6,064
	26,794	14,211	75,069	23,476
Adjusted EBITDA	$(22,898)	$(146)	$(41,246)	$(4,719)

[1] - Adjusted EBITDA is Earnings Before Interest, Tax, and Depreciation and other non-cash items, and as adjusted for acquisition related items.

View original content:http://www.prnewswire.com/news-releases/canopy-growth-corporation-reports-fourth-quarter-and-fiscal-year-2018-financial-results-driving-readiness-for-the-canadian-recreational-cannabis-market-300672955.html

SOURCE Canopy Growth Corporation

View original content: http://www.newswire.ca/en/releases/archive/June2018/27/c3205.html

%CIK: 0001737927

For further information: Tyler Burns, Investor Relations, Canopy Growth Corporation, tyler.burns@canopygrowth.com, 1-855-558-9333 ex 122; Caitlin O'Hara, Communications Specialist, Caitlin.ohara@canopygrowth.com, 613-291-3239; Director: Bruce Linton, tmx@tweed.com, tmx@canopygrowth.com

CO: Canopy Growth Corporation

CNW 06:30e 27-JUN-18